Exhibit 99.3

FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2.	Date of Material Change

June 10, 2020.

Item 3.	News Release

News releases were issued by the Company on June 10, 2020 through the facilities of Business Wire and was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On June 10, 2020, the Company announced that it had commenced and subsequently announced the pricing of an offering of $400 million aggregate principal amount of 7.50% Senior Notes due 2027 (the “Notes”).

Item 5.	Full Description of Material Change

On June 10, 2020, the Company announced that it had commenced and subsequently announced the pricing of an offering of the Notes. The offering is expected to close on or about June 24, 2020. New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding 6.25% Senior Notes due 2022 (the “Existing Notes”), and to pay related fees and expenses.

Pursuant to the terms of the indenture governing the Existing Notes, New Gold issued a conditional notice of redemption to redeem the outstanding Existing Notes, which redemption will be conditional upon the successful completion of the offering of the Notes.

The Notes will be offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-1

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Keating, Vice President, General Counsel and Corporate Secretary
(416) 324-6000

Item 9.	Date of Report

June 19, 2020.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including the expected use of proceeds and the anticipated closing date of the offering are “forward-looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this material change report include, among others, the potential timing for the closing of the offering and intended use of the proceeds from the offering.

All forward-looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and current technical reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.